United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn. Mr. Jay Webb, Reviewing Accountant

July 8, 2008

RE:          Mettler-Toledo International Inc.
Form 10-K for the year ended December 31, 2007
Filed February 15, 2008
File No. 001-13595

Dear Mr. Webb:

This letter is in response to each of the comments in the Staff's letter dated June 26, 2008. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

Form 10-K for the year ended December 31, 2007

2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1a.
We note from your response that you define service contracts as agreements representing a legal obligation whereby you will provide services to a customer’s pre-defined equipment.  In order to help the readers of the financial statements better understand your revenue recognition policies, please describe your definition of service contracts in your revenue recognition policies in future filings.  Also, in this regard, describe the services you sell under service contracts.

Response:

As further described in our response to item 1g below, we will update our revenue recognition policies to define service contracts and describe the services we sell under service contracts as follows:

These (Service) contracts primarily represent an obligation to perform repair and other services including regulatory compliance qualification, calibration, certification and preventative maintenance on a customer’s pre-defined equipment over the contract period.  Service contracts are separately priced and payment is typically received from the customer at the beginning of the contract period.

1b.
Please explain to us the facts and the circumstances where you sell your service contracts in conjunction with the sale of your equipment.  Also explain to us about the facts and the circumstances where the price of your service contracts sold in conjunction with the sale of your equipment differs from the price of the service contracts sold on a stand alone basis.  Further explain to us how you considered the impact of EITF 00-21 when you sell the service contracts in conjunction with the sale of equipment.

Response:

A customer may choose to purchase a service contract subsequent to or in conjunction with the purchase of the covered equipment.  However, the vast majority of service contracts are renewed on an annual basis.  In either instance, the service contract is provided under a separate agreement at the same pricing regardless if the service contract is sold subsequent to or in conjunction with the purchase of the covered equipment.  Accordingly, we believe our service contract arrangements are separately priced.

We believe the application of EITF 00-21 generally does not apply to our revenue recognition accounting model for our service contracts as the equipment covered by such an arrangement usually includes not only the acquired equipment but also equipment previously purchased and currently in use by our customers (i.e. their installed base).

However, if these arrangements were to be treated as a multiple element arrangement, we have vendor specific objective evidence based upon the pricing of service contracts sold on a stand alone basis to support the value of our service contracts sold in conjunction with the sale of equipment.

1c.
We note from your response that the amount of revenue associated with any individual fixed fee service contract is insignificant.  Please clarify whether your revenue from service contracts, in aggregate, are insignificant. In your explanation, include the amount of revenue you recognized from service contracts for the year ended December 31, 2007 and for the quarter ended March 31, 2008.

Response:

Revenue recognized under service contracts, in aggregate, as compared with total consolidated Net Sales for both the year ended December 31, 2007 and the quarter ended March 31, 2008 was approximately 6% or $113 million and $27 million, respectively. As mentioned in our previous response, no individual service contract is significant.

1d.
We note from your response that “Under [your] service contracts described above, the obligation to provide regulatory compliance qualification, calibration, certification and other types of maintenance are performed at regularly scheduled intervals, varying by equipment type, for the duration of the contract.”   Please explain to us in greater detail how often your service contracts are performed.  Also explain to us why it is appropriate for you to recognize revenue ratably on a straight-line basis rather than based on your actual performance at regularly scheduled intervals.

Response:

Our service contracts typically include repair services, performed on an as-needed basis on a customer’s installed base, and may also include additional services such as those described above in 1a.  These additional services are usually performed on a monthly or quarterly basis.  We believe that monthly and quarterly performance supports recognizing revenue ratably on a straight-line basis and is consistent with our interim reporting requirements.  We also believe it is appropriate to record repair services that are provided on an as-needed basis ratably on a straight-line basis based upon SAB Topic 13A (3f) Question 2 which provides guidance on accounting for service revenue recognition associated with nonrefundable up-front fees.  Topic 13A (3f) Question 2 mentions that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services to be performed, whichever is longer.  We have also considered FTB 90-1 which states that services to maintain a product for a specified period of time should be recognized on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.  We believe that there is no sufficient historical evidence to suggest that revenue from repair services under service contracts is earned or obligations (costs of performing services under the contract) are fulfilled in a pattern different from a straight-line basis.  Our assessment is based upon the premise that there is no particular seasonality to our repair services after considering (amongst other factors) the consistency of sales and costs of our repair services performed on a time and materials basis throughout the year.

1e.
We note from your response that “The majority of your service revenues are derived from preventative maintenance and other services…provided on a time and material basis.”  It appears that your response is not consistent with your disclosure on page 21 that “Service revenues are primarily derived from regulatory compliance qualification, calibration, certification and repair services…”  Please explain the referenced difference regarding the nature of your service revenues and revise your disclosure in future filings based on our concerns.

Response:

Service revenues are primarily derived from repair services, regulatory compliance qualification, calibration, certification, preventative maintenance and sales of spare parts.  These services are provided under service contracts or on a “time and materials” basis.

Revenue recognized from service contracts totaled 28% and 26%, respectively, of total service revenue for the year ended December 31, 2007 and the quarter ended March 31, 2008.  This was our basis for disclosing “much” of our service revenues are provided under contracts in our Form 10K.

However, the majority of our service revenue is derived from services performed on a time and materials basis.  In referencing service revenues performed on a time and materials basis in our previous response, we should have not limited our description to “preventative maintenance and other services”.

We propose to revise our disclosure in future filings as follows:

Service revenues are primarily derived from repair and other services, including regulatory compliance qualification, calibration, certification, preventative maintenance and spare parts.

In order to avoid confusion, we will not disclose “much of which is provided under contracts”.

1f.
It is still not clear to us how you recognize revenue for repair services and for the spare parts sold in connection with repair services.  Please further explain to us your revenue recognition policy for repair services and for the spare parts sold in connection with repair services.

Response:

As mentioned above, repair services are provided under service contracts or on a “time and materials” basis.  When repair services are provided on a time and materials basis, revenue is recognized at the time the service is performed.  As described above, revenue from repair services under service contracts is recognized ratably on a straight-line basis.  Spare parts used in connection with repair services are recognized in a consistent manner.  When spare parts are used in connection with repair services provided on a “time and materials” basis, revenue from the spare part is recognized at the time the service is performed which is also the point that title has been transferred to the customer.  We do not recognize revenue for spare parts used in connection with repair services included under service contracts since the spare part is not a separate deliverable in the service contract. Spare parts utilized in a service contract represent a cost of fulfilling our obligation to service the contract.

During our evaluation of whether the spare parts should be treated as a separate deliverable to be evaluated as a separate unit of accounting under EITF 00-21 we considered our customer’s perspective (among other factors).  When our customers purchase repair services under a service contract, they expect their equipment to be maintained and functional during the contract period.  The maintenance and functionality of such equipment cannot be performed without the replacement of non-operational or worn parts, as required.  In addition, there are no payments tied to the delivery of the spare parts, and the costs and value associated with the spare parts are insignificant in relation to the total contract cost and value.  Accordingly, we do not believe that spare parts used in connection with repair services provided under service contracts represent a separate deliverable to be evaluated as a separate unit of accounting under EITF 00-21.

1g.	In future filings, revise your revenue recognition policy to address our concerns described herein. Provide us with your proposed disclosure changes in your response.

Response:

We propose to revise our disclosure in future filings as follows:

Revenue is recognized when title to a product has transferred and any significant customer obligations have been fulfilled. Standard shipping terms are generally FOB shipping point in most countries and, accordingly, title transfers upon shipment. In countries where title cannot legally transfer before delivery, we defer revenue recognition until delivery has occurred. Other than a few small software applications, we do not sell software products without the related hardware instrument as the software is embedded in the instrument. The Company’s products typically require no significant production, modification or customization of the hardware or software that is essential to the functionality of the products. To the extent the Company’s solutions have a post shipment obligation, such as customer acceptance, revenue is deferred until the obligation has been completed. In addition, we defer revenue where installation is required, unless such installation is deemed perfunctory. We generally maintain the right to accept or reject a product return in our terms and conditions and we also maintain accruals for outstanding credits. Further, certain products are also sold through indirect distribution channels whereby the distributor assumes any further obligations to the customer upon title transfer.  Revenue is recognized on these products upon title transfer and risk of loss to our distributors.  Distributor discounts are offset against revenue at the time such revenue is recognized. Shipping and handling costs charged to customers are included in total net sales and the associated expense is recorded in cost of sales for all periods presented.

Service revenue not under contract is recognized upon the completion of the service performed. Spare parts sold on a stand-alone basis are recognized upon title transfer which is generally at the time of shipment.

Revenues from service contracts are recognized ratably over the contract period. These contracts represent an obligation to perform repair and other services including regulatory compliance qualification, calibration, certification and preventative maintenance on a customer’s pre-defined equipment over the contract period.  Service contracts are separately priced and payment is typically received from the customer at the beginning of the contract period.

The Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (847) 809 0326.

Sincerely,

/s/ William P. Donnelly
Chief Financial Officer

cc:           Andri Boerman, United States Securities and Exchange Commission
Tom Jones, United States Securities and Exchange Commission
Tim Buchmiller, United States Securities and Exchange Commission
Angela Crane, United States Securities and Exchange Commission
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP